[FTS APPAREL, INC.  LETTERHEAD]



U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Attn:    Ms. Gail A. Pierce
         Mr. H. Christopher Owings

         RE: FTS APPAREL, INC.
             APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 FILE NO.: 333-99215
                       ---------

Dear Sir/Madam:

     Please be advised that FTS Apparel, Inc. (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 and Form SB-2/A both initially filed with the Commission on September 6, 2002 (File No. 333-99215) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant has amended or intends to amend its private placement documents. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at 215-369-9979.

                                                     Very truly yours,
                                                     FTS APPAREL, INC.


                                                     By: /s/ Scott Gallagher
                                                     --------------------------
                                                     Name:   Scott Gallagher
                                                     Title:  President